

December 2, 2014

Via E-mail
William A. Nurthen
Chief Financial Officer
ARI Network Services, Inc.
10850 West Park Place, Suite 1200
Milwaukee, WI 53224

> **Re:** **ARI Network Services, Inc.**
> **Post-Effective Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 26, 2014**
> **File No. 333-195379**

Dear Mr. Nurthen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Security Holders, page 9

1.   Please ensure that your selling security holder table reflects the current number of shares that remain to be sold pursuant to this registration statement. See Item 507 of Regulation S-K. Please update your prospectus cover page and other applicable portions of your registration statement as applicable.

Prior to the effective date of this registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        C.J. Wauters, Esq.
        Godfrey & Kahn, S.C.